DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 08, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    March 08, 2005

3.  Press Release
    -------------

    March 08, 2005

4.  Summary of Material Change
    --------------------------

Vancouver, B.C. - DynaMotive (OTCBB:DYMTF) announced today it has reached agreement in principle to develop a 200 tonnes per day pyrolysis plant with an option to develop a further plant with Megacity Recycling Inc. of Ontario, Canada. DynaMotive confirmed that it expects to enter into definitive agreements within two months for the first 200 tonnes per day plant with construction to begin shortly thereafter.

The plant will be developed at an estimated cost of Cdn $15 million and is expected to be completed in early 2006. DynaMotive further confirmed that it has placed deposits on equipment, fabrication, and engineering services for a total value of $ Cdn 1 million.

DynaMotive has also agreed in principle to grant an option to Megacity for early development of a second plant. In the event of the option being exercised, delivery of the second plant could be expected to occur as early as 2007.

Mr. Larry Herman, President of Megacity stated, "The choice of DynaMotive's technology was made following a lengthy and rigorous evaluation process during which we verified the performance of DynaMotive's pilot plants, their scalability and the design and construction process of the latest 100 tonnes per day plant, as well as the status of competing technologies. We concluded that DynaMotive provides state of the art technology capable of meeting our growth plans. Furthermore, BioOil presents a new frontier on biomass energy and an opportunity to maximize our business potential. We are pleased to have reached this stage in our negotiations and look forward to the completion of our first plant."

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 8th day of March 2005.


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - March 8, 2005

   DynaMotive Signs MOU for Development of a 200 Tonnes Per Day Pyrolysis
             Plant with Megacity Recycling in Ontario, Canada

Vancouver, B.C. - DynaMotive (OTCBB:DYMTF) announced today it has reached agreement in principle to develop a 200 tonnes per day pyrolysis plant with an option to develop a further plant with Megacity Recycling Inc. of Ontario, Canada. DynaMotive confirmed that it expects to enter into definitive agreements within two months for the first 200 tonnes per day plant with construction to begin shortly thereafter.

The plant will be developed at an estimated cost of Cdn $15 million and is expected to be completed in early 2006. DynaMotive further confirmed that it has placed deposits on equipment, fabrication, and engineering services for a total value of $ Cdn 1 million.

DynaMotive has also agreed in principle to grant an option to Megacity for early development of a second plant. In the event of the option being exercised, delivery of the second plant could be expected to occur as early as 2007.

Mr. Larry Herman, President of Megacity stated, "The choice of DynaMotive's technology was made following a lengthy and rigorous evaluation process during which we verified the performance of DynaMotive's pilot plants, their scalability and the design and construction process of the latest 100 tonnes per day plant, as well as the status of competing technologies. We concluded that DynaMotive provides state of the art technology capable of meeting our growth plans. Furthermore, BioOil presents a new frontier on biomass energy and an opportunity to maximize our business potential. We are pleased to have reached this stage in our negotiations and look forward to the completion of our first plant."

The commitments disclosed are subject to a number of conditions including financing on satisfactory commercial terms, final documentation and obtaining requisite approvals.

The project has the support of Technology Partnership Canada, a key instrument of Canada's Innovation Strategy. TPC makes strategic, conditionally repayable investments in great Canadian ideas, which are the currency for success in the 21st century. TPC's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.